July 31, 2019

Jennifer Rock
Chief Accounting Officer
Zillow Group, Inc.
1301 Second Avenue
Floor 31
Seattle, WA 98101

       Re: Zillow Group, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed February 21, 2019
           Form 8-K furnished May 9, 2019
           File No. 001-36853

Dear Ms. Rock:

       We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2018

Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page 87

1. We note your disclosures regarding your Premier Agent revenue. In an effort to better understand these arrangements, please tell us the various products and services provided under a particular contract and each of the performance obligations identified, as well as the length of the contract term. Also, further explain why you do not allocate the transaction price to each performance obligation. In this regard, it appears that certain arrangements may include both advertising products offered on a cost per impression basis as well as access to the dashboard portal. Clarify how the timing of each obligation in such arrangements would be the same irrespective of allocation. Lastly, tell us how you determined to recognize revenue for these products and services based on the contractual
 Jennifer Rock
Zillow Group, Inc.
July 31, 2019
Page 2
         spend on a straight-line basis during the contractual period. Please reference the applicable guidance followed in your policies and provide any clarifying proposed disclosures in your response.
Form 8-K Furnished May 9, 2019

Exhibit 99.2, page 6

2.       We note your non-GAAP measure for Return on Homes Sold After Interest
Expense.
         Please tell us how you considered whether adjusting for costs incurred in previous periods and costs incurred in the current period is substituting an individually tailored recognition and measurement method for a GAAP measure. Refer to Question 100.04 of the Non-
         GAAP Compliance and Disclosure Interpretations (C&DIs). In addition, you adjust for certain expenses such as advertising, technology & development, and general
         & administrative. Tell us how you considered the guidance in Question
100.01 of the
         Non-GAAP C&DIs when adjusting for what appears to be normal cash operating expenses. Refer also to Regulation G. Lastly, explain further to us what this measure is intended to convey and how it is useful to investors.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Brittany Ebbertt, Senior Staff Accountant, at 202-551-3572 or Melissa
Kindelan, Senior Staff Accountant, at 202-551-3564 with any questions.



                                                               Sincerely,
FirstName LastNameJennifer Rock
                                                               Division of
Corporation Finance
Comapany NameZillow Group, Inc.
                                                               Office of
Information Technologies
July 31, 2019 Page 2                                           and Services
FirstName LastName